Mail Stop 3561

April 21, 2009

Sydney K. Boone
Corporate General Counsel and Secretary
Conn's, Inc.
3295 College Street
Beaumont, TX 77701

      Re: Conn's, Inc.
               Amendment No. 1 to Registration Statement on Form S-3
               Filed March 4, 2009
               File No. 333-157390
               Form 10-K for Fiscal Year Ended January 31, 2009
               Filed March 26, 2009
               Written Response
               Filed April 9, 2009
               File No. 0-50421

Dear Mr. Boone:

      We have reviewed your written response to our comment letter dated April 1, 2009 and have the following comments. You should comply with our comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 8. Financial Statements and Supplementary Data, page 58
Note 1. Summary of Significant Accounting Policies, page 66

Receivables Not Sold, page 69

1. We reviewed your response to comment one in our letter dated April 1, 2009. As part of our previous comment we asked you to tell us the impact on your aging

and reserve analysis resulting from revised underwriting standards or other lending policies and/or modified payment terms for the past two years. Given the re-aging policy described in your response to comment three in our previous letter, please tell us whether you monitor and track the volume and performance of re-aged loans in your primary and secondary portfolios, whether the loss experience of re-aged loans differs from the loss experience of the portfolios and why re-aging does not cloud the true performance and delinquency status of the portfolios, particularly in light of your charge off policy. In doing so, please:

o tell us the volume of loans sold and not sold that have been re-aged, extended or deferred as compared to the total primary and secondary loan portfolios at each balance sheet date;

o provide us with a schedule that shows the amounts of previously re-aged accounts, re-aged accounts that have been charged off and collections on re-aged accounts during each year presented segregating loans re-aged once and more than once in reasonable detail;

o compare and contrast the historical loss rates on re-aged receivables to loss rates used in calculating the provision for bad debts related to your primary and secondary portfolio accounts; and

o quantify for us the effect of segmenting the re-aged receivables from your primary and secondary portfolio accounts in computing the historical charge-off percentages.

In addition, in future filings please expand your accounting policy disclosures regarding charge offs and loss reserve estimates, including those related to re-aging, historical loss experience and recoveries related to credit insurance and repossessed products. The additional disclosure should include how your policies could impact the timing of charge-offs and the charge off experience considered in estimating the provision for bad debts. You should also disclose how your re-aging process affects the fair value of your interest in securitized assets inasmuch as the fair value is affected by your historical delinquency rates and the timing of charge-offs. Finally, please tell us if there are any federal or state guidelines that govern the criteria used to determine whether your accounts qualify for re-ageing. If so, tell us how your criteria compare with the federal and/or state guidelines.

2. Please tell us why using 12 months of charge-off history is a more accurate estimate in calculating loss rates versus using charge-offs for periods representing the weighted average lives of the primary and secondary portfolio accounts. Please compare and contrast the effect of using the weighted average lives as opposed to the 12 month period on your provision for bad debts and fair value of your interest in securitized assets.

Note 3. Interest in Securitized Receivables, page 74

3. We reviewed your response to comment three in our letter dated April 1, 2009. It seems that the risk characteristics of customers experiencing hardships qualifying for the re-aging process would warrant further segmentation of your portfolio when calculating a reasonable estimate of historical loss rates of your primary and secondary portfolios. Please tell us why further segmentation of the portfolio is not required. In addition, we believe you should expand your disclosure in management's discussion and analysis of financial condition and results of operations and/or your discussion of finance operations in Item 1 to discuss your re-aging policies and provide a comparative analysis of re-aged receivables reflected in your owned accounts and in the combined managed portfolios at each balance sheet date as well as receivables that have never been re-aged. The analysis should identify appropriate ranges of re-aged accounts included in the year end balances based on number of times the receivables have been re-aged. You should indicate why your re-aging polices are economically beneficial to you and how management evaluates the results of your re-aging plans. Please show us what these additional disclosures will look like.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tony Watson, Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Forrest Brumbaugh, Esq.